Changes of Independent Registered Public Accounting Firms

On September 28, 2018, Highland Floating Rate Opportunities Fund (the “Trust”), dismissed KPMG LLP (“KPMG”) as the Trust’s independent registered public accounting firm, effective on such date. The decision to dismiss KPMG was approved by the audit committee and by the full board of trustees of the Trust (the “Board”). On September 27, 2018, the Trust approved the appointment of PricewaterhouseCoopers LLP (“PwC”) as the Trust’s independent registered public accounting firm.

KPMG’s audit reports on the Trust’s financial statements as of and for the years ended June 30, 2018 and 2017 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During its audit of the Trust as of June 30, 2018, KPMG concluded management’s review control over a certain hard-to-value security held by the Trust was not designed at an appropriate level of precision to assess the orderly nature of transactions involving the security and reasonableness and reliability of certain inputs to the fair value model for the security. In connection with this audit, KPMG advised the Trust of the need to expand significantly the scope of its audit. Although Management of the Trust initially disagreed with KPMG’s position, subsequent to KPMG’s dismissal, Management ultimately took the position that the transactions were orderly and revised certain non-observable inputs to the fair value model for the security.

Other than the disagreements and reportable events disclosed above, during the Trust’s years ended June 30, 2018 and 2017 and the subsequent interim period through September 28, 2018, there were no: (1) disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events (as described in Item 304(a)(1)(v) of Regulation S-K). The audit committee of the Trust discussed the subject matter of these disagreements and reportable events with KPMG. The Trust has authorized KPMG to respond fully to the inquiries of PwC concerning the subject matter of these disagreements and reportable events.

During the years ended June 30, 2018 and 2017 and the subsequent interim period through September 28, 2018, neither Management, the Trust, nor anyone on its behalf, consulted PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of the Trust, and no written report or oral advice was provided to the Trust by PwC that PwC concluded was an important factor considered by the Trust in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

The Trust provided KPMG and PwC with a copy of the disclosure it is making in response to Item 304(a) of Regulation S-K and requested that KPMG and PwC furnish the Trust with letters addressed to the SEC, pursuant to Item 304(a) containing any new information, clarification of the Trust’s expression of its view, or the respects in which it does not agree with the statements made by the Trust in response to Item 304(a). A copy of KPMG’s letter dated March 01, 2019 is attached as Item 13(a)(4)(ii) and is hereby incorporated by reference herein.